UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Check-Cap Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.20 per share
(Title of Class of Securities)

M2361E 112
(CUSIP Number)

Pontifax
8 Hamanofim Street, Beit Ofek
Herzliya Pituach, Israel
                                +972-9-9725618
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 26, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M2361E 112

1	NAME OF REPORTING PERSON: Pontifax (Cayman) II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- Ordinary Shares
	8	SHARED VOTING POWER: 1,435,632.5 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER: -0- Ordinary Shares
	10	SHARED DISPOSITIVE POWER: 1,435,632.5 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,435,632.5 Ordinary Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.1%*
14	TYPE OF REPORTING PERSON: PN
________________
*See Item 5.

CUSIP No. M2361E 112

1	NAME OF REPORTING PERSON: Pontifax (Israel) II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- Ordinary Shares
	8	SHARED VOTING POWER: 1,081,410.5 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER: -0- Ordinary Shares
	10	SHARED DISPOSITIVE POWER: 1,081,410.5Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,081,410.5 Ordinary Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.0%*
14	TYPE OF REPORTING PERSON: PN
________________
*See Item 5.

CUSIP No. M2361E 112

1	NAME OF REPORTING PERSON: Pontifax (Israel) II—Individual Investors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- Ordinary Shares
	8	SHARED VOTING POWER: 419,792.5 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER: -0- Ordinary Shares
	10	SHARED DISPOSITIVE POWER: 419,792.5 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 419,792.5 Ordinary Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.8%*
14	TYPE OF REPORTING PERSON: PN
________________
*See Item 5.

CUSIP No. M2361E 112

1	NAME OF REPORTING PERSON: Pontifax Management II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- Ordinary Shares
	8	SHARED VOTING POWER: 2,936,835.5Ordinary Shares*
	9	SOLE DISPOSITIVE POWER: -0- Ordinary Shares
	10	SHARED DISPOSITIVE POWER: 2,936,835.5 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,936,835.5 Ordinary Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.8%*
14	TYPE OF REPORTING PERSON: PN
________________
*See Item 5.

CUSIP No. M2361E 112

1	NAME OF REPORTING PERSON: Pontifax Management 2 G.P. (2007) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- Ordinary Shares
	8	SHARED VOTING POWER: 2,936,835.5 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER: -0- Ordinary Shares
	10	SHARED DISPOSITIVE POWER: 2,936,835.5 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,936,835.5 Ordinary Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.8%*
14	TYPE OF REPORTING PERSON: CO
________________
*See Item 5.

CUSIP No. M2361E 112

1	NAME OF REPORTING PERSON: Ran Nussbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- Ordinary Shares
	8	SHARED VOTING POWER: 2,936,835.5 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER: -0- Ordinary Shares
	10	SHARED DISPOSITIVE POWER: 2,936,835.5 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,936,835.5 Ordinary Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.8%*
14	TYPE OF REPORTING PERSON: IN
________________
*See Item 5.

CUSIP No. M2361E 112

1	NAME OF REPORTING PERSON: Tomer Kariv
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- Ordinary Shares
	8	SHARED VOTING POWER: 2,936,835.5 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER: -0- Ordinary Shares
	10	SHARED DISPOSITIVE POWER: 2,936,835.5 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,936,835.5 Ordinary Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.8%*
14	TYPE OF REPORTING PERSON: IN
________________
*See Item 5.

Item 1.           Security and Issuer.

This Amendment No. 2 (the “Amendment”) is filed by (i) Pontifax (Cayman) II, L.P., (ii) Pontifax (Israel) II, L.P., (iii) Pontifax (Israel) II—Individual Investors, L.P., (iv) Pontifax Management II, L.P. and (v) Pontifax Management 2 G.P. (2007) Ltd. (the foregoing entities collectively, the “Reporting Entities”); (vi) Ran Nussbaum; and (vii) Tomer Kariv (each such natural person, a “Reporting Individual,” and, together with the Reporting Entities, collectively, the “Reporting Persons” and “Pontifax”), pursuant to Rule 13d-2 of the Securities Exchange Act of 1934 and amends Items 3, 4 and 5 of the initial Statement on Schedule 13D filed by the Reporting Persons on March 13, 2015, as amended by Amendment No. 1 filed by the Reporting Persons on April 12, 2016 (the initial Schedule 13D, Amendment No. 1 and this Amendment No. 2 collectively, the “Statement”).  This Statement relates to the ordinary shares, par value NIS 0.20 per share (the “Ordinary Shares”), of Check-Cap Ltd., an Israeli company (the “Issuer”).  The Issuer’s principal executive office is located at Check-Cap Building, Abba Hushi Avenue, P.O. Box 1271, Isfiya, 30090, Mount Carmel, Israel.

Item 3.          Source and Amount of Funds or Other Consideration.

ITEM 3 OF THE STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

On February 24, 2017, Long Term Incentive Warrants to purchase an aggregate 375,000 Ordinary Shares directly held by certain of the Reporting Entities will become exercisable, of which (i) Long Term Incentive Warrants to purchase 183,314 Ordinary Shares are directly held by Pontifax (Cayman) II, L.P.; (ii) Long Term Incentive Warrants to purchase 138,084 Ordinary Shares are directly held by Pontifax (Israel) II, L.P.; and (iii) Long Term Incentive Warrants to purchase 53,602 Ordinary Shares are directly held by Pontifax (Israel) II—Individual Investors, L.P.

Item 4.          Purpose of Transaction.

ITEM 4 OF THE STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

See Item 3, which is incorporated herein by reference.

The Ordinary Shares reported herein as beneficially owned by the Reporting Persons are held for investment purposes.  The Reporting Persons do not currently have any plan or proposal, which relates to or would result in any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the Ordinary Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate.

Item 5.          Interest in Securities of the Issuer.

ITEM 5 OF THE STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

(a), (b),   See lines 7-10 of the cover sheets which are incorporated by reference herein.

(a)  As of December 26, 2016, the Reporting Persons are the beneficial owners of an aggregate 2,936,835.5 Ordinary Shares of the Issuer, representing approximately 17.8% of the outstanding Ordinary Shares, of which:

(1)  1,435,632.5 Ordinary Shares are beneficially owned by Pontifax (Cayman) II, LP, representing approximately 9.1% of the outstanding Ordinary Shares, comprised of: (i) 677,337 outstanding Ordinary Shares; (ii) 366,301 Ordinary Shares subject to warrants that are currently exercisable; (iii) 117,023.5 Ordinary Shares issuable upon exercise of Series A Warrants, which are currently exercisable; and (iv) 274,971 Ordinary Shares issuable upon exercise of Long Term Incentive Warrants, which are currently exercisable or shall become exercisable within 60 days of the date of this Statement.

(2)  1,081,410.5 Ordinary Shares are beneficially owned by Pontifax (Israel) II, LP, representing approximately 7.0% of the outstanding Ordinary Shares, comprised of: (i) 510,213 outstanding Ordinary Shares; (ii) 275,922 Ordinary Shares subject to warrants that are currently exercisable; (iii) 88,149.5 Ordinary Shares issuable upon exercise of Series A Warrants, which are currently exercisable; and (iv) 207,126 Ordinary Shares issuable upon exercise of Long Term Incentive Warrants, which are currently exercisable or shall become exercisable within 60 days of the date of this Statement.

(3)  419,792.5 Ordinary Shares are beneficially owned by Pontifax (Israel) II—Individual Investors, L.P., representing approximately 2.8% of the outstanding Ordinary Shares, comprised of: (i) 198,060 outstanding Ordinary Shares; (ii) 107,111 Ordinary Shares subject to warrants that are currently exercisable; (iii) 34,218.5 Ordinary Shares issuable upon exercise of Series A Warrants, which are currently exercisable; and (iv) 80,403 Ordinary Shares issuable upon exercise of Long Term Incentive Warrants, which are currently exercisable or shall become exercisable within 60 days of the date of this Statement.

(4)  Each of Pontifax Management II L.P., Pontifax Management 2 G.P. (2007) Ltd. and each of the Reporting Individuals is deemed to be the beneficial owner of the aggregate 2,936,835.5 Ordinary Shares beneficially owned by Pontifax (Cayman) II, L.P., Pontifax (Israel) II, L.P. and Pontifax (Israel) II—Individual Investors, L.P., representing approximately 17.8% of the outstanding Ordinary Shares.

The foregoing percentages are based on 14,955,075 Ordinary Shares that the Issuer advised were issued and outstanding as of December 26, 2016.

(b)  The Reporting Persons share the power to vote or direct the vote and dispose or to direct the disposition of the 2,936,835.5 Ordinary Shares of the Issuer beneficially held by the Reporting Persons.

(c)  The Reporting Persons have not effected any transactions in the Ordinary Shares in the past 60 days, except as set forth in Item 3, which is incorporated by reference herein.

(d)  The various limited partners of Pontifax (Cayman) II, L.P., Pontifax (Israel) II, L.P. and Pontifax (Israel) II—Individual Investors, L.P. have the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the Ordinary Shares held by the Reporting Persons.

(e)  Not applicable.

Item 7.                 Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement

Exhibit 2	List of directors of Pontifax Management 2 G.P. (2007) Ltd.

SIGNATURES

After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date:  December 28, 2016

Pontifax Management 2 G.P. (2007) Ltd.

By: /s/Tomer Kariv
Name: Tomer Kariv
Title: Director

Pontifax Management II L.P.

By: /s/Tomer Kariv
Name: Tomer Kariv
Title: Managing Partner

Pontifax (Cayman) II, L.P.

By: /s/Tomer Kariv
Name: Tomer Kariv
Title: Managing Partner

Pontifax (Israel) II, L.P.

By: /s/Tomer Kariv
Name: Tomer Kariv
Title: Managing Partner

Pontifax (Israel) II—Individual Investors, L.P.

By: /s/Tomer Kariv
Name: Tomer Kariv
Title: Managing Partner

/s/ Ran Nussbaum
RAN NUSSBAUM

/s/Tomer Kariv
TOMER KARIV